Exhibit 99.1

Amarc Launches New Corporate Website Highlighting Its Portfolio of High
Value Copper-Gold Assets in British Columbia

VANCOUVER, BC / ACCESSWIRE / March 24, 2021 / Amarc Resources Ltd. ("Amarc" or the "Company") (TSX.V:AHR)(OTCQB:AXREF) has unveiled a new corporate website at https://amarcresources.com/, providing the investing public and project stakeholders with comprehensive, up-to-date information on its business activities and core copper-gold assets in British Columbia ("BC") - notably, the 100%-owned JOY, IKE and DUKE Districts.

Collectively, the expansive JOY, IKE and DUKE properties host four known copper±gold porphyry deposits prime for advancement, as well as 10 priority copper±gold deposit targets that are fully permitted and ready for drill discovery. The Company's unparalleled portfolio of large-scale copper±gold porphyry assets has been acquired, assembled and advanced with an intrinsic understanding of the properties major producers seek, and presents tremendous optionality for work programs, partnership agreements and transactions.

"Amarc is in the enviable position of having assembled a robust portfolio of sought after copper-gold porphyry assets in a leading North American jurisdiction at a time when metal commodity prices are surging, and we are in the early days of a bull market for mining sector M&A," said Amarc President & CEO Dr. Diane Nicolson.

"Not only is mining playing an increasingly essential role in BC's economy and regional economic recovery, Canada now cites copper as a critical metal and commodity for the country's economic future. Even the US government is increasingly looking to Canada as an integral part of its strategy to boost North American production of copper and other minerals necessary for the manufacture of electric vehicles, and the broader transition to enhanced electrification and a low-carbon future."

Nicolson said Amarc's assets are uniquely situated for success. Not only are the JOY, IKE and DUKE Districts positioned to help fill a growing global supply gap in copper, they also benefit from the opportunity for investment and cash flow diversification delivered by their exposure to gold, with copper-gold porphyries typically returning the highest metal value per tonne among porphyry deposits.

Amarc's 100%-owned properties also leverage British Columbia's key strengths as a mining jurisdiction - including its low-cost and renewable power, superior transportation infrastructure, skilled labour, and certainty around Indigenous and climate change regulation.

"I invite all of our partners - financial, business and community - to visit Amarc's revitalized online platform," Nicolson said. "It has been designed to showcase the unique and compelling mineral properties that Amarc's experienced team has assembled, as well as their potential to generate value and opportunity for all of our shareholders and partners."

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Amarc's 482 km2 JOY District is located within the underexplored Toodoggone region of north-central BC. A geological region with known potential for porphyry and epithermal deposits, the Toodoggone is part of BC's Golden Horseshoe, which includes the Golden Triangle to the W and NW. JOY is located on the northern extension of the prolific Kemess porphyry Cu-Au district, which includes the former Kemess South mine, the permitted and development-stage Kemess North underground deposit, and the advanced-stage Kemess East underground deposit.

The JOY District hosts: the PINE Cu-Au deposit, which remains open to expansion; the MEX Cu-Au deposit target; and, a pipeline of other high potential drill-ready porphyry Cu-Au deposit targets. In addition, Au-Ag epithermal deposit potential remains to be fully explored at JOY.

Amarc's 462 km2 IKE District, located 35 km NW of Gold Bridge in south-central BC, shares geological characteristics with porphyry districts around the globe that host major (and multiple) Cu±Au±Mo±Ag deposits. It is situated in the heartland of Canada's copper production (the Valley, New Afton and Gibraltar mines) and hosts: the IKE Cu-Mo-Ag deposit discovery and the Empress Cu-Au-Ag deposit (both of which are open to expansion); and, a pipeline of additional Cu-Au±Mo±Ag deposit and exploration targets.

Amarc's 704 km2 DUKE District is located 80 km NE of Smithers in central BC within the Babine Region, one of BC's most prolific porphyry Cu-Au belts. The Babine includes Noranda's past producing Bell and Granisle Cu-Au mines and the advanced stage Morrison Cu-Au deposit. The DUKE District hosts: the DUKE Cu-Mo-Ag±Au deposit, which is open to expansion; and, a series of compelling porphyry Cu-Au deposit-scale exploration targets that demonstrate the property's district potential.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value BC porphyry copper-gold mines. By combining high-demand projects with successful management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the 100%-owned IKE, DUKE and JOY porphyry copper±gold deposit projects located in different prolific porphyry districts in southern, central and northern BC, respectively. Importantly, each of the three projects is located in proximity to industrial infrastructure - including power, highways and rail. These projects represent significant potential for the development of multiple and important-scale, porphyry copper±gold deposits.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits - such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE and Pine. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, indigenous groups and other stakeholders in order to advance its mineral projects responsibly, and to do so in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with indigenous groups within whose traditional territories its projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc's work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Dr. Diane Nicolson
President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

SOURCE: Amarc Resources Ltd.